UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of August 2006

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Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                  Form 20-F                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:                  Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated August 14, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED
By: Mark Du
Name: Mark Du Title: Principal Financial Officer

Dated: August 14, 2006

Exhibit No.                 Description

1.                                  Press release, dated August 14, 2006.

EXHIBIT 1

Jinpan International Limited Updates to Their Initial Forecasts for the Year 2006

Englewood Cliffs, NJ-August 14, 2006- Jinpan International Limited
(Amex:JST), updated their 2006 forecasts today. After the release of the first six months operation results, the Company revised its original estimate of 25 % to 30% sales growth to 50% sales growth for the year 2006. Net income is also forecasted to grow by 50% for the year 2006 revised from the 25% to 30% growth forecasted earlier.

The reason for these revisions is two fold: Material costs for the transformer industry are still at historically high levels; however the company is able to raise the selling price to its customers. The other factor is associated with the expansion of the company’s customer base which is expected to continue during 2006.

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION

Contact:
                Jinpan International Limited
                Mark Du, Principal Financial Officer
                (201) 227-0680